DOCUMENT TYPE 1-A-W SEQUENCE 1 FILENAME withdrawal.htm TEXT DESCRIPTION REGISTRATION WITHDRAWAL

Tridentine Corp.

32 Goshen Road

Engelhard, North Carolina 27824

December 6, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Jonathan Burr

Re: Tridentine Corp.

Withdrawal

Offering Statement on Form 1-A

Filed November 10, 2016

File No. 024-10636

Dear Mr. Burr:

Pursuant to Rule 259(a) under the Securities Act of 1933, as amended (the “Act”), Tridentine Corp. (the Company”) requests the withdrawal of the Company’s Offering Statement on Form 1-A, originally filed on November 10, 2016, (the “Offering Statement”). ..

If you have any questions with respect to this matter, please call or e-mail counsel for the Company, Mr. James Nesfield at (252) 925-4184; jnesfield@gmail.com. Thank you for your assistance in this matter.

Very truly yours,

By:  /s/ James Nesfield

James Nesfield, CEO

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